Exhibit 99.26
CONSENT OF LUIS BERNAL VENEGAS
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-289969 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.

1.Technical Report on the Furnas Project entitled “Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil”, dated March 30, 2026 with an effective date of February 23, 2026.

Yours truly,

/s/ Luis Bernal Venegas
Luis Bernal Venegas,
Chilean Mining Commission (No. 415)
Redco Mining Consultants Ltd.

Dated: March 30, 2026